.

NEWS RELEASE
ROLLING THUNDER ANNOUNCES Q107 RESULTS

Calgary, Alberta, May 22, 2007 – Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”) (TSX-V: ROL.A, ROL.B; OTO: RTHXF) announces its financial and operational results for the quarter ended March 31, 2007 and the filing of its unaudited interim financial statements and related management’s discussion and analysis (“MD&A”). Select financial and operational results are outlined below and should be read in conjunction with the unaudited interim financial statements and related MD&A, which can be found at www.rollingthunderexploration.com or www.sedar.com.

HIGHLIGHTS

·

Increased funds from operations by 1,046% to $2,156,561 for the first quarter of 2007 compared to $188,197 for the comparative quarter ended April 30, 2006;

·

Increased funds from operations per share to $0.05, basic and diluted, from $0.01, basic and diluted for the same respective periods;

·

Realized net income of $231,991 ($0.01 per share, basic and diluted) for the three months ended March 31, 2007 compared to a net loss of $1,025,708 ($0.03 per share, basic and diluted) for the three months ended April 30, 2006;

·

Increased production to 1,076 boe/d, a 290% increase from the three months ended April 30, 2006;

·

Drilled three gross (2.5 net) wells in the first quarter of 2007; two (1.5 net) wells were cased; one (1.0 net) was D&A;

·

Announced, on April 12, 2007, a new pool discovery at Teepee Creek; and

·

Announced, on May 9, 2007, a bought-deal financing for $6,000,000 with an over-allotment option of up to $2,685,000 for total gross proceeds of up to $8,685,000.

·

SELECTED FINANCIAL INFORMATION (1)
(in Canadian $)	Three months ended March 31, 2007	Three months ended April 30, 2006	% change
Oil and natural gas revenues	5,343,344	1,396,885	283%
Royalties	(1,921,361)	(368,807)	421%
Other revenues	15,087	120,371	(87%)
Revenues, net of royalties	3,347,070	1,148,449	199%
Net income (loss)	231,991	(1,025,708)	-
Working capital deficiency (including bank indebtedness)	(5,679,360)	(2,420,938)	-
Capital expenditures	4,545,496	2,308,900	97%
Total assets	31,540,060	15,225,059	107%
Long-term liabilities	4,089,373	1,088,241	276%
Funds from operations (2)	2,156,561	188,197	1,046%
($ per share)
Net income (loss) Basic	0.01	(0.03)
Diluted	0.01	(0.03)
Funds from operations (2) Basic	0.05	0.01
Diluted	0.05	0.01
Shares outstanding Class A common shares	34,724,737	28,851,120
Class B common shares	810,000	810,000
Weighted average number of shares outstanding for the period Basic	40,800,464	36,890,712
Diluted	40,994,314	36,890,712

(1)

The selected financial information is based on the Corporation’s financial statements which were prepared in accordance with Canadian GAAP, except funds from operations information (see note 2 below). Certain comparative figures have been reclassified to conform with the current period presentation.

(2)

Funds from operations is a non-GAAP measure and is calculated by adding/subtracting operating change in non-cash working capital to/from cash provided by operating activities. Funds from operations reports the Corporation’s ability to generate cash from operations after interest and taxes and excludes the impact of changes in the Corporation’s non-cash working capital related to operating activities. For a reconciliation of funds from operations to cash provided by operating activities, see “Non-GAAP Measures” section in the Corporation’s March 31, 2007 MD&A Analysis filed on SEDAR at www.sedar.com.

OPERATIONAL SUMMARY

	Three months ended March 31, 2007	Three months ended April 30, 2006	% Change
Average daily sales volumes Oil and NGLs (bbls/d)	637	42	1,422%
Natural gas (Mcf/d)	2,635	1,403	88%
Barrels of oil equivalent (boe/d)	1,076	276	290%
Average prices received Oil and NGLs ($/bbl)	59.19	68.25	(13%)
Natural gas ($/Mcf)	8.22	7.34	12%
Barrels of oil equivalent ($/boe) (1)	55.16	56.94	(3%)
Operating netback ($/boe) (1) Petroleum and natural gas revenues	55.16	56.94	(3%)
Royalties	19.83	15.03	32%
Operating expenses	5.63	14.79	(62%)
Transportation expenses	3.58	1.78	102%
Operating netback	26.12	25.34	3%
Wells drilled (2)	3.0 (2.5)	2.0 (2.0)
Gross (net) drilled
Gross (net) successful	2.0 (1.5)	2.0 (2.0)
Gross (net) drilled and abandoned	1.0 (1.0)	0.0 (0.0)
Success rate – gross (net)	67% (60%)	100% (100%)

(1)

Netback and per boe information are non-GAAP measures and are calculated based on sales volumes for the period. For details regarding the calculation of netback and per boe information, see “Non-GAAP Measures” section in the Corporation’s March 31, 2007 MD&A filed on SEDAR at www.sedar.com.

(2)

Wells drilled reflect post-amalgamation numbers.

EXPLORATION

As previously announced on April 12, 2007, Rolling Thunder’s first quarter drilling program resulted in the discovery of a new pool at Teepee Creek. The discovery well flowed oil and gas at a combined rate of 225 boe/d over a 36-hour period. The first offset to this discovery is expected to spud in June 2007. The offset well will be an outpost to the recent discovery and is being taken deep, to test an exciting exploration anomaly on the Corporation’s 3D seismic.

Rolling Thunder is also pleased to announce the appointment of Byron Cooper to the position of Geological Manager to help accelerate Rolling Thunder’s exploration program.

FINANCING

On May 8, 2007, the Corporation entered into a private placement financing agreement, on a bought-deal basis, with a syndicate of underwriters. Under the terms of the agreement, the Corporation will issue by way of a private placement 2,727,273 Class A common shares at a price of $1.10 per share and 2,222,223 Class A common shares on a flow-through basis at $1.35 per flow-through share for aggregate gross proceeds of $6,000,000. In addition, the underwriters have been granted an option, exercisable prior to closing, to place up to an additional 500,000 Class A common shares and up to an additional 1,581,482 Class A flow-through shares at the same issue prices for additional gross proceeds of up to $2,685,000 resulting in total gross proceeds of approximately $8,685,000 if the option is exercised in full. The private placement is expected to close on or about May 29, 2007, and is subject to receipt of all necessary regulatory approvals. Post closing and assuming the option is exercised in full, the corporation will have 41,755,715 Class A common shares and 810,000 Class B common shares outstanding.

OUTLOOK

Rolling Thunder plans to drill an additional eight to ten wells through the rest of the 2007 year and is maintaining its current targets of approximately 1,450 boe/d average and 1,800 to 2,000 boe/d exit. Total capital expenditures budget remains at $20,000,000 with approximately $15,000,000 allocated to drilling and facilities and $5,000,000 to land and seismic. Rolling Thunder is a Calgary, Alberta based corporation engaged in the exploration, development and production of petroleum and natural gas. The Corporation’s Class A common shares and Class B common shares are listed on the TSX Venture exchange under the trading symbols “ROL.A” and "ROL.B", respectively.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com., or contact:

Peter Bolton

President & Chief Executive Officer

(403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead. Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan" "continue", "estimate", "expect"" "will" "project" "potential", "targeting", "intend", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.